Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income (loss) before provision for income taxes and minority interest plus fixed charges less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Six Months Ended	Years Ended December 31,
(in thousands)(unaudited)	June 30, 2004(1)	2003	2002	2001	2000	1999
Earnings:
Income (loss) before provision for income taxes and minority interest	$42,353	$85,068	$71,176	$(137,281)	$(54,536)	$14,015
Fixed charges	24,732	30,073	25,957	12,645	9,408	1,042
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	(1,247)	(1,168)	(694)	(93)	—

	$67,085	$113,894	$95,965	$(125,330)	$(45,221)	$15,057

Fixed Charges:
Interest expensed	$15,443	$25,086	$20,897	$10,518	$8,383	$922
Amortized capitalized expenses related to indebtedness	8,533	3,475	3,200	777	553	—
Estimate of interest within rental expense	756	1,512	1,860	1,350	472	120

	$24,732	$30,073	$25,957	$12,645	$9,408	$1,042

Ratio of earnings to fixed charges	2.7	3.8	3.7	— (2)	— (2)	14.5

(1)	Includes $6.8 million in fixed charges incurred during the three months ended March 31, 2004, on the early retirement of our $172.5 million in principal amount 5½% convertible notes. The $6.8 million amount is comprised of $4.1 million for the call premium and $2.7 million for the write-off of unamortized deferred financing costs.
(2)	For the years ended December 31, 2001 and 2000, earnings were insufficient to cover fixed charges by $138.0 million and $54.6 million, respectively.

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